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WASHINGTON, D.C.

May 3, 2005

RECEIVED 2005 MAY 10 A 8:

SUPPL

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 18 2005
THOMSON FINANCIAL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release announcing Arcelor's first quarter 2005 results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami Toutounji

Enclosure
cc: Regis Ramseyer
Arcelor SA

5/18

First Quarter 2005: Arcelor posts record quarterly results

- Highest quarterly results since Arcelor's creation
- Net result, group share : 934 million euros
- Further reduction of net debt

Arcelor delivered excellent first quarter results in a global industry environment influenced by marked by last year's exceptional industry growth rates.

Net result, group share, at EUR 934 million compared to EUR 234 for the first quarter of 2004 confirms the good performance of all business segments.

A further reduction of net financial debt by EUR 241 million on March 31, 2005 to EUR 2,271 million since December 31, 2004 leads to a further strengthening of the balance sheet, thus positioning the Group well for external growth projects.

On March 31, 2005, annualized post-merger synergies attain EUR 580 million, well ahead of schedule.

Throughout the quarter, Arcelor pursued its initiatives to structurally strengthen the competitiveness of its European operations while at the same time preparing further development in areas with a high growth potential.

Active portfolio management continues with the signature, at the beginning of the second quarter, of an agreement with the Alfonso Gallardo Spanish group for the sale of three rebars and mesh production units (Corrugados Azpeitia, Corrugados Getafe and Corrugados Lasao) which shipped 1.7 million tons in 2004.

The current situation of steel markets is the consequence of market developments observed at the end of 2004. China started reducing inventories after massive imports and growth of domestic production capacities, limiting imports during the second half of 2004. At the same time selling prices in the US were reduced, driven by an offtake drop due to excess inventories.

In Europe, final demand grew approximately 3% in 2004. Tensions on raw materials and freight availability encouraged end users and some distribution channels to buy quantities in excess to market needs and

imports surged at the same time leading to swelling inventories at the end of 2004 in a climate of weaker European demand.

In this context, Arcelor has decided to reduce European flat carbon steel production by at least 1 million tons and long carbon steel production by approximately 0.5 million tons in the first half of 2005, in order to accelerate the necessary adjustment of inventory levels to the bare needs of the market.

Luxembourg, May 3, 2005 – On April 29, 2005, The Arcelor board of directors, chaired by Joseph Kinsch, reviewed the consolidated accounts for the first quarter of 2005.

At March 31, 2005, **consolidated net result**, group share, was EUR 934 million, versus EUR 234 million for the first quarter of 2004.

At EUR 8,136 million for the first quarter of 2005 compared to EUR 6,899 million for the same period last year, **consolidated revenues** increased 17.9% (14.6% on a comparable basis) despite a 9.2% drop in shipped volumes compensated by average selling prices increase and the consolidation of CST(Brazil) and Acindar(Argentina).

Consolidated **gross operating result** amounted to EUR 1,697 million, or 20.9% margin for the first quarter of 2005 versus EUR 696 million, or 10.1% margin for the same quarter last year.

Consolidated **operating result** amounted to EUR 1,388 million for the first quarter of 2005 versus EUR 409 million for the same quarter last year, or a 17.1% margin versus 5.9% respectively.

After a financial result of EUR -46 million, a positive contribution from associates of EUR 71 million and income tax of EUR 374 million, consolidated **net result**, group share, was EUR 934 million compared to 234 million for the first quarter of 2004.

Key Figures

In millions of euros *(Unaudited)*	1st Quarter 2004	1st Quarter 2005
Revenues	6,899	8,136
Gross Operating Result	696	1,697
Operating Result	409	1,388
Net Result, group share	234	934
Earnings per Share *(in euro)*	0.49	

Net Financial Debt

Net financial debt was reduced by EUR 241 million and amounted to EUR 2, 271 at March 31, 2005, compared to EUR 2,512 at December 31, 2004.

A low level of capital expenditures (EUR 293 million euro) and a strong cash generation from operations (733 million) ensured substantial free cash flow despite an increase in working capital requirements which was caused by higher selling prices and inventories momentarily built up due to seasonal effects and weak final demand.

Net financial debt/shareholders' equity ratio, including minority interests was 0.17 at March 31, 2005 compared to 0.20 at December 31, 2004.

In millions of euros	December 31, 2004	March 31, 2005 *(unaudited)*
Shareholders' equity*	12,317	13,462
Net financial debt	2,512	2,271
Net financial debt/Shareholders' equity*	0.20	0.17

** Including minority interests*

Flat Carbon Steel

Revenues for the Flat Carbon Steel sector amounted to EUR 4,756 million compared to EUR 3,650 million for the same period in 2004, or a 30.3% increase (18% on a comparable basis). Approximately half of this increase is due to the evolution of average selling prices (+32.7% compared to first quarter 2004) and half of it is due to the consolidation of CST (Brazil).

Total shipments of 7,502 thousand tons increased by 6.5% compared to 7,047 thousand tons for the same period last year as they include CST (Brazil) for 1,107 thousand tons

and Vega do Sul for 149,000 tons. European shipments of 6,246 thousand tons decreased 10.4%, compared to 6,974 thousand tons during the first quarter of 2004.

Gross operating result amounted to EUR 1,173 million, a 24.7% margin, compared to EUR 400 million, or 11.0% margin, for the first quarter of 2004. The result includes a contribution from CST of EUR 232 million as well as the positive impact of a price increase in Europe during this first quarter which largely compensated higher costs (coal and more specifically coke in Germany) and the noticeable drop in shipments in Europe.

Operating Result was EUR 982 million, or 20.6% margin compared to EUR 254 million, 7.0% margin, for the same period in 2004.

Total crude steel production for the first quarter 2005 was 9,057 thousand tons including 1,252 thousand tons from CST compared to 7,720 thousand tons in 2004 which did not include Brazil.

Long Carbon Steel

Revenues were EUR 1,541 million for the first quarter of 2005 compared to EUR 1,268 million for the same period of 2004 or an increase of 21.5% (15.1% on a comparable basis). They include the consolidation of Acindar (Argentina) and exclude ADA (Bayonne, France) divested in 2004. Despite a 9.8% drop in shipments, these figures reflect the positive effects of scrap surcharge and sustained selling prices increases compared to first quarter of 2004 (+ 38.8%).

Total shipments were 2,968 thousand tons for the first quarter 2005 compared to 3,290 thousand tons for the first quarter of 2004 and include Acindar (282 000 tons).

Gross operating result amounted to EUR 327 million, or 21.2% margin, compared to EUR 134 million, or 10.6% margin, for the same period in 2004. This evolution is essentially due to Brazil and Argentina (Belgo Mineira and Acindar) where shipments increased while the sector experienced important contractions for most of its products in Europe.

Operating result was EUR 264 million, or a 17.1% margin, for the first quarter of 2005 compared to 90 million or a 7.1% margin, for the first quarter of 2004.

Crude steel production was 2,844 thousand tons (including 321 thousand tons from Acindar consolidated as of May 1st in 2004), compared to 2,917 thousand tons for the same period in 2004, or a 11.8% decrease compared to 2004 first quarter production, due to a rapid adjustment to European market conditions and to the disposal of ADA (228 thousands tons).

Stainless Steel and Alloys

Revenues were EUR 981 million for the first quarter of 2005 compared to 1,208 million for the same period of 2004 or an 18.8% decrease (+3.4% on a comparable basis). Given stable average selling prices (+1.2% year on year), this evolution reflects essentially the

disposal of J&L assets (USA) and of Thainox (Thailand) as well as the transfer of the specialty plates (163 thousand tons of Industeel France and Belgium to Arcelor's "other activities" unit).

Shipments were of 403 thousand tons for the first quarter 2005, compared to 638 thousand tons for the same period of 2005.

Gross operating result was 94 million or 9.6% margin compared to 51 million or 4.2% margin and in a context of stable demand with very high nickel costs. This situation reflects a visible improvement of the cost structure. Restructuring plans have been implemented (closure of L'Ardoise - France - steel plant last June) and the Carinox steel shop (Belgium) should be commissioned before the end of 2005.

Operating result at EUR 70 million, or a 7.1% margin, compares to EUR 10 million, or 0.8% margin, for the same period of 2004.

Crude steel production for the first quarter 2005 was 421 thousand tons compared to 713 thousand tons for the same period of 2004. The difference is mainly due to the reported portfolio changes (transfer of the 163 thousand tons produced by Industeel France and Belgium to "other activities").

A3S (Distribution, Transformation, Trading division, recently renamed Arcelor Steel Solutions and Services)

Revenues for the first quarter of 2005 amounted to EUR2,056 million compared to 1,972 million for the same period of 2004(+4.3% and +13.3% on a comparable basis) showing a relative stability due to disposals (tubes, J&F) and average selling price increases compared to the first quarter of 2004.

Shipments amounted to 3,208 thousand tons during the first quarter 2005 compared to 3,751 thousand tons for the first quarter of 2004 (excluding Tubes and PUM processing in 2004).

Gross operating result, at EUR 98 million, 4.8% margin, for the first quarter 2005, compares to 92 million, 4.7% for the same period of 2004, this evolution reflecting the drop in shipments.

Operating result, was EUR 79 million, 3.8% margin for the first quarter 2005, comparing to 54 million for the first quarter of 2004 or 2.7% margin, this evolution translating management gains, more specifically in inventories management and increasing raw materials costs.

Revenues, Gross Operating Result and Operating Result by business sector

In millions of euros *(Unaudited)*	1st Quarter 2004					1st Quarter 2005				
	Revenues	**Gross Op. Result**	**%**	**Op. Result**	**%**	**Revenues**	**Gross Op. Result**	**%**	**Op. Result**	**%**
Flat Carbon Steel	3,650	400	*11.0%*	254	*7.0%*	4,756	1,173	*24.7%*	982	*20.6%*
Long Carbon Steel	1,268	134	*10.6%*	90	*7.1%*	1,541	327	*21.2%*	264	*17.1%*
Stainless, & Alloys Steel	1,208	51	*4.2%*	10	*0.8%*	981	94	*9.6%*	70	*7.1%*
A3S	1,972	92	*4.7%*	54	*2.7%*	2,056	98	*4.8%*	79	*3.8%*
Others	*231*	*16*	*n.a.*	*-2*	*n.a.*	*527*	*10*	*n.a.*	*-2*	*n.a.*
Intra-Group	*-1,430*	*3*	*n.a.*	*3*	*n.a.*	*-1,725*	*-5*	*n.a.*	*-5*	*n.a.*
Total	**6,899**	**696**	***10.1%***	**409**	***5.9%***	**8,136**	**1,697**	***20.9%***	**1,388**	***17.1%***

Outlook

The overall development of the global economy should be satisfactory in 2005 with a possible contraction in Western countries, more specifically in Europe.

For steel, tensions on availability and cost of raw materials and freight will continue in 2005, again driven by a strong Chinese consumption and will gradually impact costs for the mills from the second quarter to the end of the year.

Under the pressure of growing imports and substantial inventories, Arcelor has initiated a slowdown of production at the end of February, shutting down or idling several mills across Europe, aiming at removing approximately 1 million tons of flat carbon steels and half a million tons of long carbon steels during the first half year. Furthermore, the company has accelerated efforts in management gains that will continue to improve its cost base. Announced production cuts by producers in Europe and the U.S are expected to restore market balance in the third quarter.

Hence, after an exceptional year 2004, growth this year should be more moderate for the steel industry in general. 2005 is expected to be a very good year for Arcelor with the company benefiting from contracts negotiated at the end of 2004 for a substantial portion of its flat carbon activities as well as from the full year consolidation of CST in Brazil and Acindar in Argentina where prospects are excellent.

Arcelor is a leading player of the global steel industry. With a turnover of 30 billion euros in 2004, the company holds leading positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 95,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

This press release contains certain forward looking statements regarding anticipated market evolution and the future prospects of Arcelor. While these statements are based on the Company's best estimations as of the date hereof, actual results will vary as a function of market conditions, the action of competitors, consumer demand, steel prices, economic conditions and other factors.

Arcelor prepares its consolidated financial information under International Financial Reporting standards (« IFRS ») since 2002. Revised IFRS standards are applicable as from 2005 in the perspective of the deadline fixed by the European Union. Those changes have had no impact on the Group consolidated financial position of the first quarter and should not have any significant impact on the Group consolidated financial position of the next quarters.

Investor Relations
Martine Hue: +352 4792 2151
00 800 4792 4792
+33 1 41 25 98 98

www.arcelor.com